UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 1-13508

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Colonial BancGroup 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

The Colonial BancGroup, Inc.

100 Colonial Bank Blvd.

Montgomey, Alabama 36117

334-676-5000

The Colonial BancGroup

401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

The Colonial BancGroup 401(k) Plan

Index

December 31, 2008 and 2007

Note:	Other schedules required by Section 2520.103 -10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Benefits Administration and Investment Committee of

The Colonial BancGroup 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Colonial BancGroup 401(k) Plan (the “Plan”) at December 31, 2008 and December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama

June 29, 2009

The Colonial BancGroup 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007

Assets
Investments at fair value	$71,049,469	$109,992,094
Cash, noninterest-bearing	125,879	277,488
Contributions receivable
Employees	603,420	466,209
Employer	550,575	292,376

Net assets available for benefits	$72,329,343	$111,028,167

The accompanying notes are an integral part of these financial statements.

The Colonial BancGroup 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

2008

Additions
Dividend and interest income	$3,784,491
Contributions
Employees	11,725,124
Employer	8,359,404
Employee rollover proceeds	990,680

Total additions	24,859,699

Deductions
Administrative expenses	340,785
Benefits	12,648,954
Net depreciation in fair value of investments	50,568,784

Total deductions	63,558,523

Net decrease	(38,698,824)
Net assets available for benefits
Beginning of year	111,028,167

End of year	$72,329,343

The accompanying notes are an integral part of these financial statements.

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The Colonial BancGroup 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by The Colonial BancGroup, Inc. and its subsidiaries (collectively “BancGroup”) to provide benefits to their employees. BancGroup operates predominately in the domestic commercial banking industry in the southeastern United States.

The Plan is administered by the BancGroup Benefits Administration and Investment Committee. The Charles Schwab Trust Company functions as the Plan Trustee (the “Trustee” or “Custodian”) and Milliman USA, Inc. serves as the Plan Recordkeeper (the “Recordkeeper”).

Participants should refer to the Plan agreement for more complete information regarding vesting, benefits, and other plan provisions.

Eligibility and Participation

Effective April 1, 2005, each employee of BancGroup who works at least 20 hours per week shall be eligible to become an active participant coincident with the employment date of hire. Employees who work less than 20 hours a week shall become an active participant the date the employee completes one year of eligible service.

Employee Contributions

Under the Plan, the amount of salary reduction for any plan year shall be no less than 1% of the participant’s compensation nor greater than 70% of the participant’s compensation (in 1% increments). The amount of the salary reduction will be remitted by BancGroup to the Custodian at the end of each pay period. For 2008, the maximum employee contribution allowable by the Internal Revenue Code, excluding catch-up contribution provisions, was $15,500. The maximum catch-up contribution for 2008 was $5,000.

Employee Rollover Contributions

Employees may roll other funds from a prior employer’s qualified retirement plan or certain IRAs into the Plan. The funds must be rolled into the Plan within 60 days after the funds are received by the employee from the other qualified plan.

Employer Contributions

Effective January 1, 2007, for each participant who made a contribution during the Plan year, BancGroup made an employer matching contribution equal to 100% of the participant’s salary reduction contribution, limited to a maximum of 6% of the participant’s compensation.

The Plan provides that BancGroup may make discretionary contributions; however, no such contributions were made in 2008.

Investment Options

Participants direct the investment of both the salary reduction contributions and employer contributions into various investment options offered by the Plan.

Forfeitures

The non-vested portion of a terminated participant’s account balance shall be forfeited and used to reduce BancGroup’s future employer contributions or administrative expenses otherwise payable for the plan year in which such forfeitures arise or for any succeeding plan year. For the year ended

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

December 31, 2008, administrative fees and employer contributions were offset by non-vested forfeited amounts of approximately $155,900 and $400,500, respectively. At December 31, 2008 and 2007, forfeited non-vested accounts available for use totaled approximately $122,000 and $134,000, respectively.

Termination of Plan

While it is the intention of BancGroup to continue the Plan indefinitely, BancGroup reserves the right to reduce, suspend, or discontinue contributions to the Plan or to terminate the Plan at any time by vote of its Board of Directors. Effective April 1, 2009, the Company suspended the employer matching contributions provided under the Plan. Any future matching contributions will be discretionary (see Note 9). Upon termination of the Plan, the interest of each participant will be distributed to the participant or beneficiary at the time prescribed by the Plan agreement and the Internal Revenue Code.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) 50% of their vested account balance less any outstanding loans to the participant or (b) $50,000 less the highest outstanding loan balance in the previous twelve months for that participant. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms may not exceed five years. The loans are secured by the balance in the participant’s account and bear interest at Colonial Bank’s prime rate plus 1%. The interest rates on the existing loans as of December 31, 2008 ranged from 5.00% to 9.25%.

2.	Benefits

Termination of Employment

Any benefits payable to a participant whose employment with BancGroup has terminated for any reason other than death or disability shall be distributed to the participant as follows: (1) if the value of benefits is not greater than $1,000, the distribution shall be in a lump-sum payment, (2) if the value of benefits is equal to $1,000 but not exceeding $5,000 and the distribution occurs prior to attainment of normal retirement age, benefits shall be rolled to a BancGroup IRA in the participant’s name in the absence of a written election from the participant or (3) if the value of benefits is greater than $5,000, the distribution shall, at the election of the participant, be received as of any valuation date on or after the termination date, but not later than age 65. The participant may elect to receive the distribution in the following forms: (a) direct rollover of entire distribution to a BancGroup IRA, (b) direct rollover to another institution or qualified plan, or (c) lump sum payment.

Disability

A participant that incurs a disability resulting in termination will become fully vested in the employer matching account and discretionary contribution account balances regardless of age and years of service. The vested account balances may be received in the form of a lump-sum payment as of any valuation date on or after the termination date, but no later than age 65.

Death

In the event of a participant’s death, account balances become fully vested and immediately payable in the form of a lump-sum payment to the surviving spouse or properly designated non-spouse beneficiary.

Vesting

A participant’s interest in the salary reduction account shall at all times be fully vested and nonforfeitable. A participant’s interest in the employer matching and discretionary contributions shall be fully vested and nonforfeitable upon the occurrence of any of the following events: death, disability, attainment of normal retirement date while in the service of BancGroup, termination of the

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

Plan, or complete discontinuance of all employer matching and discretionary contributions. Prior to the occurrence of any of the preceding events, the vested interest in employer matching and discretionary contributions shall be determined in accordance with the following vesting schedule:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

3.	Summary of Significant Accounting Policies

General

The Plan is on the accrual method of accounting and the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Additionally, due to the concentration of investment in the common stock of the plan sponsor (BancGroup), it is possible that changes in fair value of the common stock in the near term could materially affect participant account balances and amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. Subsequent to year end, the common stock of BancGroup has experienced significant declines in fair value. As of the date of the report, the fair value of shares of the common stock was $0.66 per share down from $2.07 per share at December 31, 2008 (see Note 9).

Valuation of Investments

Investments are stated at fair value. Investments in money market funds, mutual funds, and BancGroup common stock are valued at the last quoted market price on the last business day of the year. Securities traded in the over-the-counter market are valued at the latest bid price from published sources. Participant loans are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are reflected as of the trade date. Gain or loss on sales of securities is determined using the average cost of securities sold. Interest income from investments is recorded when earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4.	Investments

The fair value of investments held by the Plan at December 31, 2008 and 2007 is as follows:

Name and title of issuer	2008		2007

The Colonial BancGroup, Inc. Common Stock	$7,482,375	*	$24,040,324	*
American Century Income and Growth Fund	7,547,621	*	13,774,705	*
American Beacon International Equity Fund	5,534,325	*	10,117,901	*
American Beacon Large Cap Value Fund	1,193,834		1,337,730
American Beacon Growth Fund of America Fund	1,636,978		1,948,119
Charles Schwab Institutional Advantage Money Fund	10,236,516	*	7,562,001	*
Charles Schwab Manager’s Special Equity Fund	150		9,602,339	*
Charles Schwab S&P 500 Index Fund	1,651,688		1,493,434
Columbia Small cap Growth I CL Z	4,828,654	*	—
Dodge and Cox Balanced Fund	8,881,536	*	15,691,930	*
PIMCO Total Return Fund	12,821,817	*	9,880,175	*
Thornburg Value Fund	6,035,175	*	11,757,434	*
Vauguard Total International Stock Index Fund	34,716		—
Participant Loans	3,164,084		2,786,002

	$71,049,469		$109,992,094

*Represents 5% or more of the Plan’s net assets available for benefits at the respective year ends.

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net depreciation in fair value of $50,568,784 during the year ended December 31, 2008 as follows:

Mutual funds	$25,646,658
Common stock	24,922,126

$50,568,784

5.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosure of assets and liabilities measured at fair value. The Plan’s adoption of SFAS 157 did not have an impact on the Plan’s financial statements.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities,

Level 2 – Directly or indirectly observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted pries for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates); or inputs that are derived principally from or corroborated by observable market data by correlation or other means,

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities would include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires a significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

The Colonial BancGroup, Inc. Common Stock: Valued at the closing price reported on the active market on which the security is traded.

Mutual Funds: Valued at the net asset value of shares held by the Plan at year end.

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements Using
	Fair Value at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock - The Colonial
BancGroup, Inc.	$7,482,375	$7,482,375	$—	$—
Mutual Funds	60,403,010	60,403,010	—	—
Participant Loans	3,164,084	—	—	3,164,084

	$71,049,469	$67,885,385	$—	$3,164,084

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans

Balance at January 1, 2008	$2,786,002
Originations and repayments (net)	378,082

Balance at December 31, 2008	$3,164,084

6.	Income Tax Status

The Plan obtained its latest determination letter on May 10, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The plan administrator and the Plan’s tax counsel believe that the Plan continues to qualify and operate as designed. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Related Party Transactions

BancGroup paid administrative expenses on behalf of the Plan, including legal, trust, administrative, and accounting fees of approximately $342,000 for the year ended December 31, 2008.

For the year ended December 31, 2008, the Plan recognized unrealized losses, investment income, and realized losses of approximately $24,922,000, $774,000, and $3,200,000, respectively, on its investment in The Colonial BancGroup, Inc. common stock.

For investment purposes, the Plan purchased approximately $13,157,000 and liquidated approximately $3,207,000 of The Colonial BancGroup, Inc. common stock for the year ended December 31, 2008.

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

8.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$72,329,343	$111,028,167
Deemed distributions	(5,290)	(4,525)

Net assets available for benefits per the Form 5500	$72,324,053	$111,023,642

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements at December 31, 2008 to Form 5500:

2008

Net decrease in net assets available for benefits per financial statements	$38,698,824
Deemed distributions, net	765

Net decrease in net assets available for benefits per Form 5500	$38,699,589

9.	Subsequent Events

On March 5, 2009, the Colonial BancGroup Benefits Administration and Investment Committee, pursuant to authority delegated by the Board of Directors of The Colonial BancGroup, Inc., amended the 401(k) plan. Effective April 1, 2009, BancGroup suspended the employer matching contributions provided under the plan. In addition, any future matching contributions made by BancGroup will be discretionary and the rate of the discretionary matching contributions, if any, shall be determined by the Committee.

On June 3, 2009, Colonial Bank (the “Bank”), a wholly owned subsidiary of BancGroup, entered into a Stipulation and Consent agreeing to the issuance of an Order to Cease and Desist with the Federal Deposit Insurance Corporation and the Alabama State Banking Department. Pursuant to the Order, the Bank agreed to take certain actions intended to address various issues that have impacted the Bank’s financial condition and performance. Among other things, the Order generally provides for the on-going management and oversight of the Bank, an increase in the Bank’s capital levels, a reduction in the Bank’s level of criticized assets, a reduction in concentrations of credit and improvement in the Bank’s earnings.

The Colonial BancGroup 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

a. b. Identity of issuer, Borrower, Lessor, or similar party	c. Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par Value, or Maturity Value	d. Cost	e. Current Value

*The Colonial BancGroup, Inc.	3,614,674 shares, common stock	**	$7,482,375

American Century, American Century Income and Growth Fund,	407,759 shares, Mutual Fund		7,547,621

American Beacon, American Beacon International	445,239 shares, Equity Fund		5,534,325

American Beacon, American Beacon Large Cap Value Fund	91,063 shares, Mutual Fund		1,193,834

American Beacon, Growth Fund of America R4 Fund	80,560 shares, Mutual Fund		1,636,978

*Charles Schwab, Charles Schwab Institutional Advantage Money Fund	10,236,516 shares, Money Market Fund		10,236,516

*Charles Schwab, Charles Schwab Manager’s Special Equity Fund	5 shares, Mutual Fund		150

*Charles Schwab, Charles Schwab S&P 500 Index Fund	118,912 shares, Mutual Fund		1,651,688

Columbia, Columbia Small Cap Growth I Z	276,081 shares, Mutual Fund		4,828,654

Dodge & Cox, Dodge & Cox Balanced Fund	173,264 shares, Mutual Fund		8,881,536

PIMCO, PIMCO Total Return Fund	1,264,479 shares, Mutual Fund		12,821,817

Thornburg, Thornburg Value Fund	273,208 shares, Mutual Fund		6,035,175

Vanguard, Vanguard Total International	3,217 shares, Mutual Fund		34,716

*Participant Loans	Various maturities and rates ranging from 5.00% to 9.25%		3,164,084

			$71,049,469

  * Party-in-Interest to the Plan.

** Information in column D is not required as all investments are participant-directed.

     Note: Information is certified as complete and accurate by Charles Schwab Trust Company, trustee for the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP 401(K) PLAN

Date: June 30, 2009	By:	/S/ T. BRENT HICKS
T. Brent Hicks
Chief Accounting Officer

EXHIBIT INDEX

EXHIBIT NO	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm